

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Mr. Joel S. Kress
Executive Vice President
ICON Oil & Gas GP, LLC
3 Park Avenue, 36th Floor
New York, New York 10016

> **Re:   ICON Oil & Gas Fund**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 13, 2012**
> **File No. 333-177051**

Dear Mr. Kress:

This letter will confirm that the following comments were conveyed to your counsel over the telephone on June 29, 2012.

We have reviewed your amendments and your correspondence dated June 13, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act and Section 14A(a) and (b) of the Securities Exchange Act; and

- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Securities Act Section 5(d) to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

2.      Please revise your disclosure at the top of the page to make clear that this prospectus relates solely to ICON Oil & Gas Fund-A L.P.  Remove all references on the cover page to the other partnerships that ICON Oil & Gas Fund may offer in the future.

Prior Activities, page 62

3.      We note your disclosure regarding the prior performance of certain projects for which Special Energy is/was the operator.  Explain to us how you determined that the prior performance of the projects presented is representative of Special Energy's record, given your disclosure that Special Energy has been the operator of 20 dewatering projects since 1998.  Also explain how you determined that the projects presented are relevant from an investment perspective to ICON Oil & Gas Fund-A L.P.

Management, page 63

4.      Please identify the individuals with ultimate voting or investment control over ICON Capital Corp. and ICON Investment Group.

Exhibit 23.1

5.      Please file a revised consent from your independent accountant that includes the firm's name.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director